S&T Bank, a bank incorporated under the laws of Pennsylvania

    S&T Investment Company, Inc., an investment holding company incorporated under the laws of Delaware.

    Commonwealth Trust Credit Life Insurance Company, a joint venture, incorporated under the laws of Arizona.